

December 10, 2012

Via E-mail
Gysle R. Shellum
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street
Suite 3000
Denver, CO 80203

   Re: **PDC Energy, Inc.**
     Registration Statement on Form S-4
     Filed November 20, 2012
     File No. 333-185047

     Form 10-K for Fiscal Year ended December 31, 2011
     Filed March 1, 2012
     File No. 000-07246

Dear Mr. Shellum:

   We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Critical Accounting Policies and Estimates

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted cash flow from operations, page 48

1.   We note you define adjusted cash flow from operations as the cash flow earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. We also note the adjustment on your reconciliation is for changes in current assets and liabilities from your cash flow statement. The total change in current assets and liabilities includes several line items not related to accounts receivable and accounts payable. Please clarify why it is appropriate to use this subtotal from your cash flow statement as an adjustment for you non-GAAP measure and expand your disclosures to provide further clarification of these adjustments as necessary.

2.   The disclosures relating to Adjusted EBITDA state management uses this non-GAAP financial measure to analyze the ability to fund capital expenditures and service debt. Based on this discussion, Adjusted EBITDA is a measure of your liquidity and not financial performance. If true, please revise your reconciliation on page 49 to reconcile Adjusted EBITDA to its most directly comparable financial measure calculated in accordance with GAAP, as required by Item 10(e) of Regulation S-K.

Note 9 – Asset Retirement Obligation, page 82

3.   We note you revised your asset retirement obligations by approximately $8.9 million or 31.7% of the beginning of the year balance. Please expand your disclosures to address the nature of this revision and the events that occurred during the 2011 fiscal year that led to the recognition of this revision.

Supplemental Information – Unaudited

Natural Gas and Crude Oil Information – Unaudited

Net Proved Reserves

2011 Activity, page 98

4.   Your current disclosure is not clear regarding the total amount of proved undeveloped ("PUD") reserves that have been converted into proved developed reserves. Specifically, your tabular presentation reflects 43,597 MMcfe transferred from undeveloped reserves to developed in 2011. Your "2011 Activity" disclosure states approximately 125 Bcfe was transferred from PUDs to proved developed as a result of your determination that

costs related to a refracture had become less significant as compared to the costs of drilling a new well. Please clarify how these two amounts can be reconciled and revise your disclosure to clearly state the amount of PUDS converted to proved developed in 2011. In addition, in your response, please provide us with further detail explaining why the less significant refracturing costs led to a conversion of PUDs in the 2011 fiscal year. Your response should address what occurred in 2011 to support the timing of this conversion.

5.   We also note that based on economic conditions at December 31, 2011, you are reasonably certain you will develop the balance of your proved undeveloped reserves within five years. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please be more specific in your disclosure and tell us if there are any locations scheduled for development beyond five years from *initially* being recorded, and if so, the PUD reserves attributed to them.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves, page 100

6.   Please expand your disclosures here or otherwise make reference to disclosures located elsewhere in the footnotes to describe the nature and reason for the significant changes in the standardized measure during fiscal year 2011 relating to (1) extensions, discoveries and improved recovery, less related costs and (2) changes in estimated income taxes.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

 • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. John A. Elofson